UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. __)*

                           Esperion Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29664R106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Scott Sacane                             William Natbony, Esq.
    c/o Durus Capital Management, LLC        c/o Katten Muchin Zavis Rosenman
    20 Marshall Street, ste 320              575 Madison Avenue
    South Norwalk, CT 06854                  New York, New York 10022
                                             (212) 940-8930
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664R106               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management (N.A.), LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     356,900 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            356,900 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      356,900 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29664R106               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,370,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,370,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,370,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29664R106               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scott Sacane
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,726,900 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,726,900 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,726,900 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Esperion Therapeutics, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is 3621 S. State Street, 695 KMS Place, Ann Arbor, MI 48108.

Item 2. Identity and Background

      (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by
(i) Durus Capital Management, LLC ("Capital"), a Delaware limited liability company, in respect of shares held by Durus Life Sciences Master Fund Ltd. ("MF"), over which shares Capital has sole voting and dispositive power, (ii) Durus Capital Management (N.A.), LLC ("Management"), in respect of shares held by Artal Long Biotech Portfolio LLC ("Artal"), over which shares Management has sole voting and dispositive power, and (iii) Scott Sacane, the Managing Member of Capital and Managing Director of Management (Capital, Mr. Sacane and Management are hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

      (b) The address of the principal business and principal office of each of the Reporting Persons is 20 Marshall Street, Suite 320, South Norwalk, CT 06854.

      (c) The principal business of Capital and Management is that of portfolio manager. The principal business of Mr. Sacane is acting as managing member of Capital.

      (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

      (f) Mr. Sacane is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

From July 25, 2001 through July 24, 2003, Capital acquired an aggregate of 12,626,475 shares of Common Stock for an aggregate cost of $117,223,347, and sold an aggregate of 3,256,475 shares for aggregate proceeds of $57,695,323. The source of funds used to purchase such shares was working capital of MF.

From to July 25, 2001 through July 24, 2003, Management acquired an aggregate of 356,900 shares of Common Stock for an aggregate cost of $4,304,708. The source of funds used to purchase such shares was working capital of Artal.

A portion of the shares were purchased in margin accounts maintained with Goldman Sachs and UBS Securities. However, none of such shares are currently maintained in a margin account.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired the shares of Common Stock reported herein, and continue to hold such shares, for investment purposes, with no intention to influence or change the management or other affairs of the Company.

            On November 22, 2002, the Company notified Mr. Sacane that the Board of Directors may consider excluding the Reporting Persons from the definition of "Acquiring Persons" under the Company's Rights Agreement, notwithstanding the Reporting Persons ownership percentage in the Company, if certain of the Reporting Persons make certain representations to the Board. A copy of such representations is attached hereto as Exhibit 1.

            On November 26, 2002, the Company amended its Rights Agreement to exclude the Reporting Persons from the definition of "Acquiring Persons", subject to certain limitations.

            In July 2003, the Reporting Persons discovered that from November 22, 2002 through July 24 2003, they had inadvertently purchased additional shares of the Company, as reported herein.

            On July 25, 2003, the Reporting Persons informed the Company that the Reporting Persons had inadvertently acquired additional shares of the Company.

            On July 29, 2003 (i) the Reporting Persons entered into an agreeement with the Company in which the Reporting Persons agreed to certain restrictions on their ability to transfer and vote shares of the Company and
(ii) the Company amended its Rights Agreement to exclude the Reporting Persons from the definition of "Acquiring Persons," subject to certain limitations. A copy of the July 29, 2003 agreement is attached as Exhibit 2.

            The Reporting Persons reserve the right to dispose of shares, in their sole discretion, subject to the agreement and applicable securities laws and market conditions.

            Except as otherwise indicated in this report, the Reporting Persons currently have no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 29,480,766 shares of Common Stock outstanding as of June 30, 2003, as reported in the Company's Form S-3 filed with the SEC on July 11, 2003.

            As of the close of business on July 25, 2003:

                  (i) Capital beneficially owns 9,370,000 shares of Common Stock constituting approximately 31.8% of the shares of Common Stock outstanding;

                  (ii) Management beneficially owns 356,900 shares of Common Stock constituting approximately 1.2% of the shares of Common Stock outstanding; and

                  (iii) As Managing Director and Managing Member of Management and Capital, respectively, Mr. Sacane beneficially owns the 9,726,900 shares of Common Stock that are beneficially owned by Capital and Management. Such shares, in the aggregate, constitute approximately 33.0% of the shares of Common Stock outstanding.

            (b) Capital and Management each have the sole power to vote or direct the vote and to dispose or to direct the disposition of the shares reported herein as being beneficially owned by such entities, respectively, which power is exercisable in each case by Mr. Sacane as Managing Member of Capital and Managing Director of Management.

            (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons from August 31, 2002 through July 24, 2003. All such transactions were effected on the open market. Share price information reflects the incurrence of brokerage commissions which generally range from between $0.015 and $0.05 per share.

            The following transactions were effected by Capital through its exercise of sole voting and dispositive power over the shares held through MF.

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
  9/3/2002        Purchase                       22,000               $5.862300
--------------------------------------------------------------------------------
  9/3/2002        Purchase                       28,400               $5.835800
--------------------------------------------------------------------------------
  9/3/2002        Purchase                       25,000               $5.850000
--------------------------------------------------------------------------------
  9/3/2002        Purchase                        5,000               $5.950000
--------------------------------------------------------------------------------
  9/4/2002        Purchase                        5,100               $5.818000
--------------------------------------------------------------------------------
  9/4/2002        Purchase                        7,500               $5.950000
--------------------------------------------------------------------------------
  9/4/2002        Purchase                        5,000               $5.755000
--------------------------------------------------------------------------------
  9/5/2002        Purchase                        5,500               $6.030000
--------------------------------------------------------------------------------
  9/5/2002        Purchase                        5,000               $6.070000
--------------------------------------------------------------------------------
  9/6/2002        Purchase                       12,000               $5.922100
--------------------------------------------------------------------------------
  9/6/2002        Purchase                        7,500               $5.940000
--------------------------------------------------------------------------------
  9/6/2002        Purchase                       25,800               $5.938000
--------------------------------------------------------------------------------
  9/9/2002        Purchase                        4,300               $5.785600
--------------------------------------------------------------------------------
  9/9/2002        Purchase                       44,300               $5.782500
--------------------------------------------------------------------------------
 9/10/2002        Purchase                       13,100               $5.762800
--------------------------------------------------------------------------------
 9/10/2002        Purchase                        3,200               $5.778800
--------------------------------------------------------------------------------
 9/10/2002        Purchase                      175,000               $5.300000
--------------------------------------------------------------------------------
 9/10/2002        Sale                            7,400               $5.642230
--------------------------------------------------------------------------------
 9/11/2002        Purchase                        8,890               $5.626900
--------------------------------------------------------------------------------
 9/11/2002        Purchase                        5,000               $5.880000
--------------------------------------------------------------------------------
 9/11/2002        Purchase                        5,000               $5.880000
--------------------------------------------------------------------------------
 9/11/2002        Purchase                       30,200               $5.651700
--------------------------------------------------------------------------------
 9/12/2002        Purchase                       18,600               $5.664200
--------------------------------------------------------------------------------
 9/12/2002        Purchase                        5,000               $5.800000
--------------------------------------------------------------------------------
 9/12/2002        Purchase                       26,600               $5.650100
--------------------------------------------------------------------------------
 9/12/2002        Sale                            2,800               $5.594832
--------------------------------------------------------------------------------
 9/13/2002        Purchase                        8,500               $5.750600
--------------------------------------------------------------------------------
 9/13/2002        Purchase                        5,000               $6.080000
--------------------------------------------------------------------------------
 9/13/2002        Purchase                        7,600               $5.811300
--------------------------------------------------------------------------------
 9/13/2002        Sale                            1,100               $5.609827
--------------------------------------------------------------------------------
 9/16/2002        Purchase                       10,000               $5.917100
--------------------------------------------------------------------------------
 9/16/2002        Purchase                       32,900               $5.939800
--------------------------------------------------------------------------------
 9/16/2002        Sale                            2,700               $5.876522
--------------------------------------------------------------------------------
 9/17/2002        Purchase                       13,600               $5.813400
--------------------------------------------------------------------------------
 9/17/2002        Purchase                        5,700               $5.853800
--------------------------------------------------------------------------------
 9/17/2002        Sale                            1,500               $5.785827
--------------------------------------------------------------------------------
 9/18/2002        Purchase                        5,100               $5.798400
--------------------------------------------------------------------------------
 9/18/2002        Purchase                        8,000               $5.794800
--------------------------------------------------------------------------------
 9/18/2002        Sale                              200               $5.744850
--------------------------------------------------------------------------------
 9/19/2002        Purchase                       15,900               $5.798700
--------------------------------------------------------------------------------
 9/19/2002        Purchase                        5,000               $5.800000
--------------------------------------------------------------------------------
 9/19/2002        Purchase                        5,000               $5.800000
--------------------------------------------------------------------------------
 9/19/2002        Purchase                       49,125               $5.735000
--------------------------------------------------------------------------------
 9/20/2002        Purchase                       17,700               $5.838200
--------------------------------------------------------------------------------
 9/20/2002        Purchase                       20,000               $5.900000
--------------------------------------------------------------------------------
 9/20/2002        Purchase                       10,000               $5.900000
--------------------------------------------------------------------------------
 9/20/2002        Purchase                       16,700               $5.814500
--------------------------------------------------------------------------------
 9/20/2002        Sale                           12,800               $5.784825
--------------------------------------------------------------------------------
 9/23/2002        Purchase                       63,735               $5.691700
--------------------------------------------------------------------------------
 9/23/2002        Purchase                        2,900               $5.823800
--------------------------------------------------------------------------------
 9/23/2002        Purchase                       26,200               $5.742200
--------------------------------------------------------------------------------
 9/24/2002        Purchase                       21,600               $5.759500
--------------------------------------------------------------------------------
 9/24/2002        Purchase                       26,000               $5.781700
--------------------------------------------------------------------------------
 9/25/2002        Purchase                          600               $5.930000
--------------------------------------------------------------------------------
 9/25/2002        Purchase                        9,800               $5.823500
--------------------------------------------------------------------------------
 9/25/2002        Purchase                        8,500               $5.906000
--------------------------------------------------------------------------------
 9/25/2002        Sale                            3,200               $5.779825
--------------------------------------------------------------------------------
 9/26/2002        Purchase                       15,300               $5.867900
--------------------------------------------------------------------------------
 9/26/2002        Purchase                          600               $5.855000
--------------------------------------------------------------------------------
 9/27/2002        Purchase                        8,500               $5.749900
--------------------------------------------------------------------------------
 9/27/2002        Purchase                       12,500               $5.740100
--------------------------------------------------------------------------------
 9/30/2002        Purchase                        6,000               $5.668200
--------------------------------------------------------------------------------
 9/30/2002        Purchase                       29,700               $5.689700
--------------------------------------------------------------------------------
 9/30/2002        Sale                            9,400               $5.669428
--------------------------------------------------------------------------------
 10/1/2002        Purchase                        8,500               $5.694400
--------------------------------------------------------------------------------
 10/2/2002        Purchase                        3,700               $5.616800
--------------------------------------------------------------------------------
 10/2/2002        Purchase                       11,600               $5.615500
--------------------------------------------------------------------------------
 10/3/2002        Purchase                        9,100               $5.526300
--------------------------------------------------------------------------------
 10/4/2002        Purchase                       10,700               $5.466300
--------------------------------------------------------------------------------
 10/4/2002        Purchase                       12,170               $5.480500
--------------------------------------------------------------------------------
 10/7/2002        Purchase                       27,677               $5.441100
--------------------------------------------------------------------------------
 10/7/2002        Purchase                       20,300               $5.418600
--------------------------------------------------------------------------------
 10/8/2002        Purchase                        5,800               $5.364300
--------------------------------------------------------------------------------
 10/8/2002        Purchase                        2,200               $5.455900
--------------------------------------------------------------------------------
 10/8/2002        Sale                              300               $5.399833
--------------------------------------------------------------------------------
 10/9/2002        Purchase                        3,148               $5.360801
--------------------------------------------------------------------------------
 10/9/2002        Purchase                       10,000               $5.390000
--------------------------------------------------------------------------------
 10/9/2002        Purchase                        6,500               $5.360700
--------------------------------------------------------------------------------
 10/9/2002        Purchase                        7,700               $5.413100
--------------------------------------------------------------------------------
10/10/2002        Purchase                          600               $5.376700
--------------------------------------------------------------------------------
10/10/2002        Purchase                          400               $5.365000
--------------------------------------------------------------------------------
10/11/2002        Purchase                       10,200               $5.380500
--------------------------------------------------------------------------------
10/11/2002        Purchase                        9,000               $5.377200
--------------------------------------------------------------------------------
10/11/2002        Purchase                       17,250               $5.388600
--------------------------------------------------------------------------------
10/14/2002        Purchase                       27,500               $5.239200
--------------------------------------------------------------------------------
10/14/2002        Purchase                        4,300               $5.323100
--------------------------------------------------------------------------------
10/14/2002        Sale                           12,100               $5.244841
--------------------------------------------------------------------------------
10/15/2002        Purchase                       18,399               $5.289000
--------------------------------------------------------------------------------
10/15/2002        Purchase                        9,100               $5.230800
--------------------------------------------------------------------------------
10/15/2002        Purchase                       17,000               $5.440000
--------------------------------------------------------------------------------
10/16/2002        Purchase                       37,000               $5.241400
--------------------------------------------------------------------------------
10/16/2002        Purchase                       42,600               $5.263800
--------------------------------------------------------------------------------
10/16/2002        Sale                            1,800               $5.224839
--------------------------------------------------------------------------------
10/17/2002        Purchase                       13,588               $5.395700
--------------------------------------------------------------------------------
10/17/2002        Purchase                       18,700               $5.413700
--------------------------------------------------------------------------------
10/17/2002        Purchase                        2,500               $5.360000
--------------------------------------------------------------------------------
10/18/2002        Purchase                       12,100               $5.649000
--------------------------------------------------------------------------------
10/18/2002        Purchase                       10,000               $5.632400
--------------------------------------------------------------------------------
10/21/2002        Purchase                       15,500               $5.661000
--------------------------------------------------------------------------------
10/21/2002        Purchase                       21,000               $5.630200
--------------------------------------------------------------------------------
10/22/2002        Purchase                       33,700               $5.405800
--------------------------------------------------------------------------------
10/22/2002        Purchase                       30,000               $5.250000
--------------------------------------------------------------------------------
10/22/2002        Purchase                        5,000               $5.285000
--------------------------------------------------------------------------------
10/22/2002        Purchase                       48,700               $5.356900
--------------------------------------------------------------------------------
10/22/2002        Purchase                       10,000               $5.700000
--------------------------------------------------------------------------------
10/23/2002        Purchase                        5,200               $5.627300
--------------------------------------------------------------------------------
10/23/2002        Purchase                        8,200               $5.493200
--------------------------------------------------------------------------------
10/24/2002        Purchase                       11,700               $5.714700
--------------------------------------------------------------------------------
10/25/2002        Purchase                       11,000               $5.678800
--------------------------------------------------------------------------------
10/25/2002        Purchase                        5,000               $5.700000
--------------------------------------------------------------------------------
10/28/2002        Purchase                        2,700               $5.719800
--------------------------------------------------------------------------------
10/28/2002        Purchase                        1,754               $5.732298
--------------------------------------------------------------------------------
10/29/2002        Purchase                       13,200               $5.718300
--------------------------------------------------------------------------------
10/29/2002        Purchase                        1,500               $5.740000
--------------------------------------------------------------------------------
10/30/2002        Purchase                        1,450               $5.758600
--------------------------------------------------------------------------------
10/30/2002        Purchase                        5,000               $5.750000
--------------------------------------------------------------------------------
10/30/2002        Purchase                        5,000               $5.735000
--------------------------------------------------------------------------------
10/30/2002        Purchase                        7,000               $5.728800
--------------------------------------------------------------------------------
10/31/2002        Purchase                        4,000               $5.855500
--------------------------------------------------------------------------------
10/31/2002        Purchase                        6,400               $5.813100
--------------------------------------------------------------------------------
10/31/2002        Purchase                       10,000               $5.890000
--------------------------------------------------------------------------------
11/1/2002         Purchase                          500               $5.830000
--------------------------------------------------------------------------------
11/1/2002         Purchase                        8,000               $5.822500
--------------------------------------------------------------------------------
11/1/2002         Purchase                       10,000               $5.950000
--------------------------------------------------------------------------------
11/4/2002         Purchase                        1,600               $5.926900
--------------------------------------------------------------------------------
11/4/2002         Purchase                        3,000               $5.915000
--------------------------------------------------------------------------------
11/5/2002         Purchase                        1,000               $5.950000
--------------------------------------------------------------------------------
11/6/2002         Purchase                        2,000               $6.040000
--------------------------------------------------------------------------------
11/7/2002         Purchase                        5,188               $6.073899
--------------------------------------------------------------------------------
11/8/2002         Purchase                       12,350               $6.021300
--------------------------------------------------------------------------------
11/8/2002         Purchase                        7,500               $6.000000
--------------------------------------------------------------------------------
11/11/2002        Purchase                        9,400               $5.843400
--------------------------------------------------------------------------------
11/11/2002        Purchase                        8,500               $5.920600
--------------------------------------------------------------------------------
11/12/2002        Purchase                          700               $5.630000
--------------------------------------------------------------------------------
11/13/2002        Purchase                        1,600               $6.117500
--------------------------------------------------------------------------------
11/14/2002        Purchase                        5,200               $6.265200
--------------------------------------------------------------------------------
11/14/2002        Purchase                        3,950               $6.287101
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
11/15/2002        Purchase                        7,000               $6.401400
--------------------------------------------------------------------------------
11/15/2002        Purchase                       22,000               $6.328500
--------------------------------------------------------------------------------
11/15/2002        Purchase                        1,550               $6.380161
--------------------------------------------------------------------------------
11/18/2002        Purchase                        1,800               $6.342800
--------------------------------------------------------------------------------
11/18/2002        Purchase                        7,500               $6.431000
--------------------------------------------------------------------------------
11/19/2002        Purchase                        2,090               $6.389301
--------------------------------------------------------------------------------
11/19/2002        Purchase                        3,500               $6.450700
--------------------------------------------------------------------------------
11/20/2002        Purchase                        1,600               $6.367500
--------------------------------------------------------------------------------
11/20/2002        Purchase                        2,000               $6.265000
--------------------------------------------------------------------------------
11/20/2002        Purchase                        2,500               $6.700000
--------------------------------------------------------------------------------
11/21/2002        Purchase                        7,450               $6.686400
--------------------------------------------------------------------------------
11/21/2002        Purchase                          500               $6.685000
--------------------------------------------------------------------------------
11/21/2002        Purchase                       12,900               $6.709700
--------------------------------------------------------------------------------
11/22/2002        Purchase                        3,285               $6.710700
--------------------------------------------------------------------------------
11/22/2002        Purchase                          600               $6.710000
--------------------------------------------------------------------------------
11/22/2002        Purchase                        3,200               $6.685300
--------------------------------------------------------------------------------
11/25/2002        Purchase                          818               $6.902103
--------------------------------------------------------------------------------
11/26/2002        Purchase                        4,500               $6.901100
--------------------------------------------------------------------------------
11/26/2002        Purchase                          500               $6.985000
--------------------------------------------------------------------------------
11/26/2002        Purchase                       24,100               $6.824500
--------------------------------------------------------------------------------
11/27/2002        Purchase                       15,000               $6.710500
--------------------------------------------------------------------------------
11/27/2002        Purchase                        2,150               $6.668102
--------------------------------------------------------------------------------
11/29/2002        Purchase                        1,000               $6.888000
--------------------------------------------------------------------------------
11/29/2002        Purchase                        1,513               $6.871599
--------------------------------------------------------------------------------
12/2/2002         Purchase                        1,000               $6.498900
--------------------------------------------------------------------------------
12/2/2002         Purchase                       24,300               $6.564100
--------------------------------------------------------------------------------
12/2/2002         Purchase                       19,100               $6.559600
--------------------------------------------------------------------------------
12/3/2002         Purchase                        5,100               $6.518600
--------------------------------------------------------------------------------
12/3/2002         Purchase                        3,800               $6.538700
--------------------------------------------------------------------------------
12/4/2002         Purchase                        4,700               $6.367400
--------------------------------------------------------------------------------
12/4/2002         Purchase                        7,500               $6.490000
--------------------------------------------------------------------------------
12/4/2002         Purchase                          700               $6.390600
--------------------------------------------------------------------------------
12/5/2002         Purchase                        6,500               $6.286400
--------------------------------------------------------------------------------
12/5/2002         Purchase                        7,500               $6.250000
--------------------------------------------------------------------------------
12/5/2002         Purchase                        4,000               $6.273400
--------------------------------------------------------------------------------
12/6/2002         Purchase                        5,000               $6.250000
--------------------------------------------------------------------------------
12/6/2002         Purchase                        8,000               $6.251400
--------------------------------------------------------------------------------
12/6/2002         Purchase                        3,450               $6.268101
--------------------------------------------------------------------------------
12/9/2002         Purchase                        7,800               $6.318100
--------------------------------------------------------------------------------
12/9/2002         Purchase                        4,600               $6.297000
--------------------------------------------------------------------------------
12/10/2002        Purchase                        8,000               $6.290000
--------------------------------------------------------------------------------
12/10/2002        Purchase                        9,000               $6.273700
--------------------------------------------------------------------------------
12/10/2002        Purchase                        7,550               $6.274301
--------------------------------------------------------------------------------
12/11/2002        Purchase                        1,200               $6.259200
--------------------------------------------------------------------------------
12/11/2002        Purchase                        6,700               $6.268300
--------------------------------------------------------------------------------
12/12/2002        Purchase                        8,000               $6.196300
--------------------------------------------------------------------------------
12/12/2002        Purchase                        5,000               $6.010000
--------------------------------------------------------------------------------
12/12/2002        Purchase                        1,000               $6.245000
--------------------------------------------------------------------------------
12/12/2002        Purchase                       10,100               $6.137200
--------------------------------------------------------------------------------
12/13/2002        Purchase                       35,700               $6.089700
--------------------------------------------------------------------------------
12/16/2002        Purchase                        9,200               $6.402700
--------------------------------------------------------------------------------
12/16/2002        Purchase                        5,552               $6.394800
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
12/17/2002        Purchase                        6,397               $6.541201
--------------------------------------------------------------------------------
12/17/2002        Purchase                        6,100               $6.541900
--------------------------------------------------------------------------------
12/18/2002        Purchase                        4,010               $6.588000
--------------------------------------------------------------------------------
12/18/2002        Purchase                        5,100               $6.591900
--------------------------------------------------------------------------------
12/19/2002        Purchase                        5,157               $6.561400
--------------------------------------------------------------------------------
12/19/2002        Purchase                       11,000               $6.651200
--------------------------------------------------------------------------------
12/20/2002        Purchase                        2,000               $6.790000
--------------------------------------------------------------------------------
12/20/2002        Purchase                       41,144               $6.971200
--------------------------------------------------------------------------------
12/20/2002        Purchase                       43,100               $6.949700
--------------------------------------------------------------------------------
12/23/2002        Purchase                        6,500               $7.026500
--------------------------------------------------------------------------------
12/23/2002        Purchase                        6,800               $6.947800
--------------------------------------------------------------------------------
12/24/2002        Purchase                          100               $6.985000
--------------------------------------------------------------------------------
12/24/2002        Purchase                          340               $6.980000
--------------------------------------------------------------------------------
12/26/2002        Purchase                       14,420               $6.988800
--------------------------------------------------------------------------------
12/26/2002        Purchase                        3,100               $6.964400
--------------------------------------------------------------------------------
12/27/2002        Purchase                       27,819               $6.932200
--------------------------------------------------------------------------------
12/27/2002        Purchase                        7,500               $6.958500
--------------------------------------------------------------------------------
12/30/2002        Purchase                       14,456               $6.948000
--------------------------------------------------------------------------------
12/30/2002        Purchase                       10,700               $6.956400
--------------------------------------------------------------------------------
12/31/2002        Purchase                       11,800               $7.060600
--------------------------------------------------------------------------------
12/31/2002        Purchase                       11,600               $7.123200
--------------------------------------------------------------------------------
12/31/2002        Purchase                       20,000               $7.100000
--------------------------------------------------------------------------------
1/2/2003          Purchase                       26,400               $7.070200
--------------------------------------------------------------------------------
1/2/2003          Purchase                        2,000               $7.130500
--------------------------------------------------------------------------------
1/3/2003          Purchase                        3,346               $6.953201
--------------------------------------------------------------------------------
1/6/2003          Purchase                       30,600               $6.933800
--------------------------------------------------------------------------------
1/7/2003          Purchase                          200               $6.945000
--------------------------------------------------------------------------------
1/7/2003          Purchase                       25,800               $6.892900
--------------------------------------------------------------------------------
1/8/2003          Purchase                          100               $6.925000
--------------------------------------------------------------------------------
1/8/2003          Purchase                       52,700               $6.866600
--------------------------------------------------------------------------------
1/9/2003          Purchase                       39,500               $6.859400
--------------------------------------------------------------------------------
1/10/2003         Purchase                          500               $6.895000
--------------------------------------------------------------------------------
1/10/2003         Purchase                       26,000               $6.839600
--------------------------------------------------------------------------------
1/13/2003         Purchase                          500               $7.005000
--------------------------------------------------------------------------------
1/13/2003         Purchase                       19,600               $6.932000
--------------------------------------------------------------------------------
1/14/2003         Purchase                       31,400               $6.881600
--------------------------------------------------------------------------------
1/15/2003         Purchase                        1,500               $6.845000
--------------------------------------------------------------------------------
1/16/2003         Purchase                       20,900               $7.045900
--------------------------------------------------------------------------------
1/17/2003         Purchase                       14,400               $6.994000
--------------------------------------------------------------------------------
1/21/2003         Purchase                       36,800               $6.862800
--------------------------------------------------------------------------------
1/22/2003         Purchase                       20,500               $6.761400
--------------------------------------------------------------------------------
1/23/2003         Purchase                       41,300               $6.784600
--------------------------------------------------------------------------------
1/23/2003         Purchase                       10,000               $6.785000
--------------------------------------------------------------------------------
1/24/2003         Purchase                       56,200               $6.781300
--------------------------------------------------------------------------------
1/24/2003         Purchase                        7,500               $6.740000
--------------------------------------------------------------------------------
1/27/2003         Purchase                        1,000               $6.735000
--------------------------------------------------------------------------------
1/27/2003         Purchase                       19,200               $6.731000
--------------------------------------------------------------------------------
1/28/2003         Purchase                       13,300               $6.772500
--------------------------------------------------------------------------------
1/29/2003         Purchase                        7,700               $6.759300
--------------------------------------------------------------------------------
1/30/2003         Purchase                       27,500               $6.739400
--------------------------------------------------------------------------------
1/31/2003         Purchase                       27,200               $6.969000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
1/31/2003         Purchase                       20,000               $7.300000
--------------------------------------------------------------------------------
1/31/2003         Purchase                        9,400               $6.780000
--------------------------------------------------------------------------------
2/3/2003          Purchase                       25,800               $6.867700
--------------------------------------------------------------------------------
2/4/2003          Purchase                       26,900               $6.752600
--------------------------------------------------------------------------------
2/5/2003          Purchase                        7,700               $6.773300
--------------------------------------------------------------------------------
2/6/2003          Purchase                        3,000               $6.730000
--------------------------------------------------------------------------------
2/6/2003          Purchase                       35,900               $6.739600
--------------------------------------------------------------------------------
2/6/2003          Purchase                        2,900               $6.745000
--------------------------------------------------------------------------------
2/7/2003          Purchase                       34,700               $6.688700
--------------------------------------------------------------------------------
2/10/2003         Purchase                        2,600               $6.731200
--------------------------------------------------------------------------------
2/11/2003         Purchase                       35,100               $6.730600
--------------------------------------------------------------------------------
2/11/2003         Purchase                        4,000               $6.745000
--------------------------------------------------------------------------------
2/12/2003         Purchase                       18,300               $6.753600
--------------------------------------------------------------------------------
2/13/2003         Purchase                        4,000               $6.757500
--------------------------------------------------------------------------------
2/14/2003         Purchase                        1,500               $6.750000
--------------------------------------------------------------------------------
2/14/2003         Purchase                       15,000               $6.742500
--------------------------------------------------------------------------------
2/18/2003         Purchase                       27,800               $6.748500
--------------------------------------------------------------------------------
2/19/2003         Purchase                       36,300               $6.718600
--------------------------------------------------------------------------------
2/20/2003         Purchase                       11,300               $6.694800
--------------------------------------------------------------------------------
2/21/2003         Purchase                       15,000               $6.735000
--------------------------------------------------------------------------------
2/21/2003         Purchase                       13,300               $6.699700
--------------------------------------------------------------------------------
2/21/2003         Purchase                        5,000               $6.740000
--------------------------------------------------------------------------------
2/24/2003         Purchase                       20,100               $6.719900
--------------------------------------------------------------------------------
2/24/2003         Purchase                          300               $6.745000
--------------------------------------------------------------------------------
2/25/2003         Purchase                       19,000               $6.700900
--------------------------------------------------------------------------------
2/26/2003         Purchase                       19,700               $6.754300
--------------------------------------------------------------------------------
2/27/2003         Purchase                       22,900               $7.080300
--------------------------------------------------------------------------------
2/27/2003         Sale                              400               $6.814800
--------------------------------------------------------------------------------
2/28/2003         Purchase                       19,200               $7.177800
--------------------------------------------------------------------------------
3/3/2003          Purchase                          400               $7.045000
--------------------------------------------------------------------------------
3/3/2003          Purchase                       17,700               $7.138900
--------------------------------------------------------------------------------
3/4/2003          Purchase                       17,500               $7.124700
--------------------------------------------------------------------------------
3/5/2003          Purchase                       19,800               $7.296000
--------------------------------------------------------------------------------
3/6/2003          Purchase                       26,500               $7.433200
--------------------------------------------------------------------------------
3/7/2003          Purchase                       29,100               $8.119900
--------------------------------------------------------------------------------
3/10/2003         Purchase                      103,900               $8.369200
--------------------------------------------------------------------------------
3/11/2003         Purchase                       62,000               $8.477000
--------------------------------------------------------------------------------
3/12/2003         Purchase                       31,000               $8.640200
--------------------------------------------------------------------------------
3/13/2003         Purchase                       92,900               $9.054100
--------------------------------------------------------------------------------
3/14/2003         Purchase                       17,200               $9.031500
--------------------------------------------------------------------------------
3/17/2003         Purchase                        8,900               $9.308900
--------------------------------------------------------------------------------
3/18/2003         Purchase                       30,800               $9.180400
--------------------------------------------------------------------------------
3/19/2003         Purchase                       23,500               $9.330900
--------------------------------------------------------------------------------
3/20/2003         Purchase                       39,000               $9.537900
--------------------------------------------------------------------------------
3/20/2003         Purchase                        5,000               $9.560000
--------------------------------------------------------------------------------
3/21/2003         Purchase                       22,600               $9.673800
--------------------------------------------------------------------------------
3/21/2003         Purchase                        3,500               $9.649300
--------------------------------------------------------------------------------
3/24/2003         Purchase                       56,700               $9.550600
--------------------------------------------------------------------------------
3/25/2003         Purchase                       62,600               $9.521500
--------------------------------------------------------------------------------
3/26/2003         Purchase                       91,400               $9.353700
--------------------------------------------------------------------------------
3/26/2003         Purchase                       15,000               $9.370700
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
3/27/2003         Purchase                       38,400               $9.362000
--------------------------------------------------------------------------------
3/28/2003         Purchase                        9,500               $9.548400
--------------------------------------------------------------------------------
3/31/2003         Purchase                        2,000               $9.830000
--------------------------------------------------------------------------------
3/31/2003         Purchase                       32,300               $9.844500
--------------------------------------------------------------------------------
4/1/2003          Purchase                       55,400               $9.997600
--------------------------------------------------------------------------------
4/2/2003          Purchase                      165,300               $9.786400
--------------------------------------------------------------------------------
4/3/2003          Purchase                        5,000               $9.450000
--------------------------------------------------------------------------------
4/3/2003          Purchase                        5,000               $9.450000
--------------------------------------------------------------------------------
4/3/2003          Purchase                       82,600               $9.478000
--------------------------------------------------------------------------------
4/3/2003          Purchase                        4,500               $9.600000
--------------------------------------------------------------------------------
4/4/2003          Purchase                       96,300               $9.146300
--------------------------------------------------------------------------------
4/7/2003          Purchase                       10,100               $9.347700
--------------------------------------------------------------------------------
4/8/2003          Purchase                       48,500               $9.309500
--------------------------------------------------------------------------------
4/9/2003          Purchase                       38,000               $9.242900
--------------------------------------------------------------------------------
4/9/2003          Purchase                        2,000               $9.210000
--------------------------------------------------------------------------------
4/10/2003         Purchase                       20,500               $9.429800
--------------------------------------------------------------------------------
4/11/2003         Purchase                        8,400               $9.453600
--------------------------------------------------------------------------------
4/14/2003         Purchase                        8,100               $9.512200
--------------------------------------------------------------------------------
4/15/2003         Purchase                       24,100               $9.696700
--------------------------------------------------------------------------------
4/15/2003         Sale                            1,100               $9.684545
--------------------------------------------------------------------------------
4/15/2003         Sale                            9,300               $9.946933
--------------------------------------------------------------------------------
4/16/2003         Purchase                       83,000              $10.074900
--------------------------------------------------------------------------------
4/16/2003         Sale                              300              $10.204533
--------------------------------------------------------------------------------
4/17/2003         Purchase                       21,600              $10.099200
--------------------------------------------------------------------------------
4/21/2003         Purchase                       65,400              $10.261200
--------------------------------------------------------------------------------
4/22/2003         Purchase                          200              $10.434500
--------------------------------------------------------------------------------
4/22/2003         Purchase                       41,000              $10.372900
--------------------------------------------------------------------------------
4/23/2003         Purchase                        2,300              $10.919300
--------------------------------------------------------------------------------
4/23/2003         Purchase                       36,400              $10.789200
--------------------------------------------------------------------------------
4/24/2003         Purchase                        7,500              $10.914700
--------------------------------------------------------------------------------
4/24/2003         Purchase                       19,700              $10.897800
--------------------------------------------------------------------------------
4/24/2003         Sale                              500              $10.914480
--------------------------------------------------------------------------------
4/24/2003         Sale                           30,025              $10.932386
--------------------------------------------------------------------------------
4/25/2003         Purchase                        5,000              $11.054800
--------------------------------------------------------------------------------
4/25/2003         Purchase                       79,700              $11.049400
--------------------------------------------------------------------------------
4/25/2003         Sale                            6,600              $11.279371
--------------------------------------------------------------------------------
4/28/2003         Purchase                       23,500              $11.218500
--------------------------------------------------------------------------------
4/29/2003         Purchase                       59,700              $11.278200
--------------------------------------------------------------------------------
4/29/2003         Sale                            6,000              $11.193473
--------------------------------------------------------------------------------
4/29/2003         Sale                            7,700              $11.250871
--------------------------------------------------------------------------------
4/30/2003         Purchase                       16,500              $11.360600
--------------------------------------------------------------------------------
4/30/2003         Sale                           26,400              $11.353267
--------------------------------------------------------------------------------
4/30/2003         Sale                            4,000              $11.311970
--------------------------------------------------------------------------------
5/1/2003          Purchase                       18,600              $11.389900
--------------------------------------------------------------------------------
5/1/2003          Purchase                          300              $11.261700
--------------------------------------------------------------------------------
5/1/2003          Sale                            6,000              $11.374467
--------------------------------------------------------------------------------
5/1/2003          Sale                            1,400              $11.285171
--------------------------------------------------------------------------------
5/1/2003          Sale                           25,300              $11.319668
--------------------------------------------------------------------------------
5/2/2003          Purchase                       14,200              $11.800700
--------------------------------------------------------------------------------
5/2/2003          Purchase                          200              $11.835000
--------------------------------------------------------------------------------
5/2/2003          Purchase                        8,500              $11.640000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
5/2/2003          Sale                            6,100              $11.604554
--------------------------------------------------------------------------------
5/2/2003          Sale                           11,800              $11.749148
--------------------------------------------------------------------------------
5/2/2003          Sale                           29,300              $11.474161
--------------------------------------------------------------------------------
5/5/2003          Purchase                        1,600              $12.056300
--------------------------------------------------------------------------------
5/5/2003          Purchase                        3,100              $12.059100
--------------------------------------------------------------------------------
5/5/2003          Purchase                        4,000              $12.060000
--------------------------------------------------------------------------------
5/5/2003          Sale                           17,300              $11.914440
--------------------------------------------------------------------------------
5/5/2003          Sale                           31,500              $12.001336
--------------------------------------------------------------------------------
5/6/2003          Purchase                       12,500              $11.937700
--------------------------------------------------------------------------------
5/6/2003          Purchase                      103,600              $11.926000
--------------------------------------------------------------------------------
5/7/2003          Purchase                       24,700              $11.937200
--------------------------------------------------------------------------------
5/7/2003          Purchase                        3,000              $11.940000
--------------------------------------------------------------------------------
5/7/2003          Sale                           12,700              $11.844444
--------------------------------------------------------------------------------
5/7/2003          Sale                            1,000              $11.854440
--------------------------------------------------------------------------------
5/7/2003          Sale                              700              $11.964443
--------------------------------------------------------------------------------
5/8/2003          Purchase                       99,800              $11.863700
--------------------------------------------------------------------------------
5/8/2003          Sale                            6,400              $11.901141
--------------------------------------------------------------------------------
5/8/2003          Sale                            4,600              $12.001537
--------------------------------------------------------------------------------
5/9/2003          Purchase                       85,600              $11.871800
--------------------------------------------------------------------------------
5/9/2003          Sale                            2,400              $11.929442
--------------------------------------------------------------------------------
5/12/2003         Purchase                          100              $12.025000
--------------------------------------------------------------------------------
5/12/2003         Purchase                        5,400              $12.035759
--------------------------------------------------------------------------------
5/12/2003         Sale                              600              $11.929433
--------------------------------------------------------------------------------
5/12/2003         Sale                           11,900              $11.974838
--------------------------------------------------------------------------------
5/13/2003         Purchase                        3,200              $12.006900
--------------------------------------------------------------------------------
5/13/2003         Purchase                       10,200              $11.982100
--------------------------------------------------------------------------------
5/13/2003         Sale                            1,500              $11.978440
--------------------------------------------------------------------------------
5/14/2003         Purchase                       55,200              $11.914700
--------------------------------------------------------------------------------
5/14/2003         Sale                            1,800              $11.955039
--------------------------------------------------------------------------------
5/15/2003         Purchase                        6,500              $12.055000
--------------------------------------------------------------------------------
5/15/2003         Purchase                       39,800              $12.024700
--------------------------------------------------------------------------------
5/15/2003         Purchase                        2,000              $12.070000
--------------------------------------------------------------------------------
5/15/2003         Sale                            4,900              $11.954439
--------------------------------------------------------------------------------
5/15/2003         Sale                            4,000              $11.964438
--------------------------------------------------------------------------------
5/15/2003         Sale                              600              $12.000033
--------------------------------------------------------------------------------
5/16/2003         Purchase                        6,800              $11.976800
--------------------------------------------------------------------------------
5/16/2003         Purchase                       20,000              $11.990000
--------------------------------------------------------------------------------
5/16/2003         Sale                            7,100              $11.939439
--------------------------------------------------------------------------------
5/16/2003         Sale                            5,200              $11.949038
--------------------------------------------------------------------------------
5/16/2003         Sale                              800              $11.859438
--------------------------------------------------------------------------------
5/19/2003         Purchase                       37,700              $11.880700
--------------------------------------------------------------------------------
5/19/2003         Sale                              714              $12.004440
--------------------------------------------------------------------------------
5/20/2003         Purchase                      174,000              $11.755400
--------------------------------------------------------------------------------
5/20/2003         Purchase                          700              $11.755400
--------------------------------------------------------------------------------
5/21/2003         Purchase                       47,600              $11.640100
--------------------------------------------------------------------------------
5/22/2003         Purchase                       25,000              $12.294200
--------------------------------------------------------------------------------
5/22/2003         Purchase                        5,000              $12.350000
--------------------------------------------------------------------------------
5/22/2003         Purchase                       25,000              $12.294200
--------------------------------------------------------------------------------
5/23/2003         Purchase                       52,400              $12.309400
--------------------------------------------------------------------------------
5/23/2003         Purchase                        9,300              $12.309400
--------------------------------------------------------------------------------
5/23/2003         Sale                           13,500              $12.197427
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
5/23/2003         Sale                              200              $12.244950
--------------------------------------------------------------------------------
5/27/2003         Purchase                       56,200              $12.829800
--------------------------------------------------------------------------------
5/27/2003         Purchase                        1,000              $12.975000
--------------------------------------------------------------------------------
5/27/2003         Purchase                        9,900              $12.829800
--------------------------------------------------------------------------------
5/27/2003         Sale                              600              $12.709400
--------------------------------------------------------------------------------
5/27/2003         Sale                            1,300              $12.996692
--------------------------------------------------------------------------------
5/28/2003         Purchase                       88,200              $13.099200
--------------------------------------------------------------------------------
5/28/2003         Purchase                       15,500              $13.099200
--------------------------------------------------------------------------------
5/28/2003         Sale                           14,800              $13.307276
--------------------------------------------------------------------------------
5/29/2003         Purchase                      101,000              $13.060600
--------------------------------------------------------------------------------
5/29/2003         Purchase                       17,900              $13.060600
--------------------------------------------------------------------------------
5/29/2003         Sale                            2,600              $13.184381
--------------------------------------------------------------------------------
5/30/2003         Purchase                       41,000              $13.130600
--------------------------------------------------------------------------------
6/2/2003          Purchase                       53,600              $13.856300
--------------------------------------------------------------------------------
6/2/2003          Purchase                        5,000              $13.250000
--------------------------------------------------------------------------------
6/2/2003          Purchase                        9,500              $13.856300
--------------------------------------------------------------------------------
6/3/2003          Purchase                       49,700              $13.917200
--------------------------------------------------------------------------------
6/3/2003          Purchase                        8,700              $13.917200
--------------------------------------------------------------------------------
6/4/2003          Purchase                       37,200              $13.933100
--------------------------------------------------------------------------------
6/4/2003          Purchase                        6,600              $13.933100
--------------------------------------------------------------------------------
6/5/2003          Purchase                       22,500              $14.177300
--------------------------------------------------------------------------------
6/5/2003          Purchase                        3,800              $14.177300
--------------------------------------------------------------------------------
6/6/2003          Purchase                        1,600              $16.045000
--------------------------------------------------------------------------------
6/6/2003          Purchase                        5,000              $14.650000
--------------------------------------------------------------------------------
6/6/2003          Purchase                        5,000              $14.750000
--------------------------------------------------------------------------------
6/6/2003          Purchase                       31,700              $15.536500
--------------------------------------------------------------------------------
6/6/2003          Purchase                        5,600              $15.536500
--------------------------------------------------------------------------------
6/6/2003          Sale                              700              $15.354286
--------------------------------------------------------------------------------
6/6/2003          Sale                           12,700              $15.394278
--------------------------------------------------------------------------------
6/6/2003          Sale                           18,200              $15.555870
--------------------------------------------------------------------------------
6/6/2003          Sale                            3,200              $15.555872
--------------------------------------------------------------------------------
6/9/2003          Purchase                      125,700              $15.189000
--------------------------------------------------------------------------------
6/9/2003          Purchase                       22,000              $15.189000
--------------------------------------------------------------------------------
6/9/2003          Sale                           97,400              $15.199287
--------------------------------------------------------------------------------
6/9/2003          Sale                           17,100              $15.199287
--------------------------------------------------------------------------------
6/10/2003         Purchase                       32,300              $15.186500
--------------------------------------------------------------------------------
6/10/2003         Purchase                        5,700              $15.186500
--------------------------------------------------------------------------------
6/11/2003         Purchase                       21,200              $15.319400
--------------------------------------------------------------------------------
6/11/2003         Purchase                          400              $15.245000
--------------------------------------------------------------------------------
6/11/2003         Sale                           22,800              $15.362379
--------------------------------------------------------------------------------
6/12/2003         Purchase                       13,000              $15.990600
--------------------------------------------------------------------------------
6/12/2003         Sale                            3,300              $16.284236
--------------------------------------------------------------------------------
6/12/2003         Sale                           10,900              $15.464275
--------------------------------------------------------------------------------
6/12/2003         Sale                           76,900              $16.072246
--------------------------------------------------------------------------------
6/12/2003         Sale                              500              $15.728460
--------------------------------------------------------------------------------
6/13/2003         Purchase                      100,300              $16.155900
--------------------------------------------------------------------------------
6/13/2003         Sale                           37,764              $16.277736
--------------------------------------------------------------------------------
6/13/2003         Sale                            3,400              $16.177741
--------------------------------------------------------------------------------
6/16/2003         Purchase                        8,500              $16.314500
--------------------------------------------------------------------------------
6/16/2003         Sale                           87,600              $16.237438
--------------------------------------------------------------------------------
6/17/2003         Purchase                       16,800              $16.061000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
6/17/2003         Purchase                       84,300              $16.083500
--------------------------------------------------------------------------------
6/17/2003         Purchase                       15,000              $16.083500
--------------------------------------------------------------------------------
6/17/2003         Sale                           22,900              $15.982151
--------------------------------------------------------------------------------
6/17/2003         Sale                           15,300              $16.135342
--------------------------------------------------------------------------------
6/18/2003         Purchase                       13,800              $16.047500
--------------------------------------------------------------------------------
6/18/2003         Purchase                      125,700              $16.053500
--------------------------------------------------------------------------------
6/18/2003         Purchase                       22,000              $16.053500
--------------------------------------------------------------------------------
6/18/2003         Sale                              471              $15.994246
--------------------------------------------------------------------------------
6/18/2003         Sale                              500              $16.045240
--------------------------------------------------------------------------------
6/19/2003         Purchase                      109,900              $15.835000
--------------------------------------------------------------------------------
6/19/2003         Purchase                       73,359              $15.834800
--------------------------------------------------------------------------------
6/19/2003         Purchase                       20,000              $15.835000
--------------------------------------------------------------------------------
6/19/2003         Sale                            5,500              $15.808858
--------------------------------------------------------------------------------
6/19/2003         Sale                           14,199              $15.873354
--------------------------------------------------------------------------------
6/19/2003         Sale                           20,600              $16.109245
--------------------------------------------------------------------------------
6/20/2003         Purchase                       22,600              $15.208300
--------------------------------------------------------------------------------
6/20/2003         Purchase                      119,900              $15.315700
--------------------------------------------------------------------------------
6/20/2003         Purchase                       15,000              $15.170000
--------------------------------------------------------------------------------
6/20/2003         Purchase                       22,000              $15.315700
--------------------------------------------------------------------------------
6/20/2003         Sale                            1,700              $15.754259
--------------------------------------------------------------------------------
6/23/2003         Purchase                       50,000              $15.120300
--------------------------------------------------------------------------------
6/23/2003         Purchase                       79,300              $15.120300
--------------------------------------------------------------------------------
6/23/2003         Sale                           25,000              $15.549270
--------------------------------------------------------------------------------
6/24/2003         Purchase                       30,100              $15.103300
--------------------------------------------------------------------------------
6/24/2003         Purchase                       30,100              $15.103300
--------------------------------------------------------------------------------
6/24/2003         Sale                           34,300              $15.064393
--------------------------------------------------------------------------------
6/24/2003         Sale                            7,900              $15.084292
--------------------------------------------------------------------------------
6/25/2003         Purchase                       50,000              $14.830800
--------------------------------------------------------------------------------
6/25/2003         Purchase                       24,000              $14.830800
--------------------------------------------------------------------------------
6/25/2003         Sale                           15,900              $14.751208
--------------------------------------------------------------------------------
6/26/2003         Purchase                      468,000              $18.090900
--------------------------------------------------------------------------------
6/26/2003         Sale                           12,400              $14.769307
--------------------------------------------------------------------------------
6/26/2003         Sale                           20,000              $17.679171
--------------------------------------------------------------------------------
6/26/2003         Sale                          214,900              $17.771167
--------------------------------------------------------------------------------
6/27/2003         Purchase                       18,600              $18.807600
--------------------------------------------------------------------------------
6/27/2003         Sale                           16,700              $18.584128
--------------------------------------------------------------------------------
6/27/2003         Sale                          155,600              $18.561230
--------------------------------------------------------------------------------
6/30/2003         Purchase                       12,500              $19.519000
--------------------------------------------------------------------------------
6/30/2003         Sale                           62,400              $19.454887
--------------------------------------------------------------------------------
6/30/2003         Sale                           19,500              $18.889114
--------------------------------------------------------------------------------
6/30/2003         Sale                           38,100              $19.438088
--------------------------------------------------------------------------------
6/30/2003         Sale                           50,000              $19.440588
--------------------------------------------------------------------------------
7/1/2003          Purchase                        5,000              $19.173200
--------------------------------------------------------------------------------
7/1/2003          Sale                          130,000              $19.238997
--------------------------------------------------------------------------------
7/1/2003          Sale                           20,000              $19.551884
--------------------------------------------------------------------------------
7/1/2003          Sale                            3,800              $19.414589
--------------------------------------------------------------------------------
7/2/2003          Purchase                       39,300              $19.042400
--------------------------------------------------------------------------------
7/2/2003          Purchase                       35,000              $19.025800
--------------------------------------------------------------------------------
7/2/2003          Sale                           55,000              $19.012709
--------------------------------------------------------------------------------
7/2/2003          Sale                           66,500              $19.017009
--------------------------------------------------------------------------------
7/2/2003          Sale                           19,624              $19.063007
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
7/2/2003          Sale                           26,900              $19.036608
--------------------------------------------------------------------------------
7/3/2003          Purchase                       13,600              $19.137500
--------------------------------------------------------------------------------
7/3/2003          Sale                           14,800              $19.089105
--------------------------------------------------------------------------------
7/3/2003          Sale                            7,000              $19.129103
--------------------------------------------------------------------------------
7/3/2003          Sale                           26,000              $19.119604
--------------------------------------------------------------------------------
7/7/2003          Purchase                        2,700              $19.523800
--------------------------------------------------------------------------------
7/7/2003          Sale                           37,600              $19.470387
--------------------------------------------------------------------------------
7/7/2003          Sale                           40,000              $19.436589
--------------------------------------------------------------------------------
7/7/2003          Sale                              200              $19.354100
--------------------------------------------------------------------------------
7/8/2003          Purchase                        4,000              $20.165500
--------------------------------------------------------------------------------
7/8/2003          Sale                           80,000              $20.296449
--------------------------------------------------------------------------------
7/8/2003          Sale                           50,000              $20.116057
--------------------------------------------------------------------------------
7/8/2003          Sale                            7,000              $19.409090
--------------------------------------------------------------------------------
7/8/2003          Sale                              800              $20.299650
--------------------------------------------------------------------------------
7/9/2003          Purchase                        5,100              $20.098300
--------------------------------------------------------------------------------
7/9/2003          Sale                           10,500              $20.077460
--------------------------------------------------------------------------------
7/9/2003          Sale                           50,800              $19.947565
--------------------------------------------------------------------------------
7/9/2003          Sale                           75,000              $19.961564
--------------------------------------------------------------------------------
7/9/2003          Sale                           25,000              $19.961564
--------------------------------------------------------------------------------
7/10/2003         Purchase                        5,800              $20.004500
--------------------------------------------------------------------------------
7/10/2003         Purchase                       16,100              $20.006200
--------------------------------------------------------------------------------
7/10/2003         Sale                            5,800              $20.036962
--------------------------------------------------------------------------------
7/10/2003         Sale                           11,100              $20.049060
--------------------------------------------------------------------------------
7/10/2003         Sale                           90,000              $19.946865
--------------------------------------------------------------------------------
7/10/2003         Sale                           15,100              $19.981764
--------------------------------------------------------------------------------
7/11/2003         Purchase                        5,000              $20.019600
--------------------------------------------------------------------------------
7/11/2003         Purchase                       20,600              $20.012800
--------------------------------------------------------------------------------
7/11/2003         Sale                           20,000              $19.919067
--------------------------------------------------------------------------------
7/11/2003         Sale                           75,300              $19.987663
--------------------------------------------------------------------------------
7/14/2003         Purchase                       12,814              $19.972200
--------------------------------------------------------------------------------
7/14/2003         Purchase                       67,800              $19.957000
--------------------------------------------------------------------------------
7/14/2003         Sale                           77,600              $19.882768
--------------------------------------------------------------------------------
7/14/2003         Sale                           68,000              $19.914066
--------------------------------------------------------------------------------
7/14/2003         Sale                           10,000              $20.059060
--------------------------------------------------------------------------------
7/14/2003         Sale                              600              $20.244050
--------------------------------------------------------------------------------
7/15/2003         Purchase                       23,300              $19.932400
--------------------------------------------------------------------------------
7/15/2003         Sale                           67,000              $19.940065
--------------------------------------------------------------------------------
7/16/2003         Purchase                       46,900              $19.893600
--------------------------------------------------------------------------------
7/16/2003         Sale                          127,900              $19.875468
--------------------------------------------------------------------------------
7/16/2003         Sale                           16,400              $19.969064
--------------------------------------------------------------------------------
7/17/2003         Purchase                       72,500              $19.754100
--------------------------------------------------------------------------------
7/17/2003         Purchase                       13,000              $19.754100
--------------------------------------------------------------------------------
7/17/2003         Sale                           14,500              $19.673078
--------------------------------------------------------------------------------
7/18/2003         Purchase                       17,300              $19.631200
--------------------------------------------------------------------------------
7/18/2003         Sale                           41,400              $19.646180
--------------------------------------------------------------------------------
7/18/2003         Sale                              500              $19.819080
--------------------------------------------------------------------------------
7/21/2003         Purchase                       61,900              $19.133500
--------------------------------------------------------------------------------
7/21/2003         Purchase                       11,000              $19.133500
--------------------------------------------------------------------------------
7/21/2003         Sale                           11,200              $19.599081
--------------------------------------------------------------------------------
7/21/2003         Sale                           32,400              $19.288096
--------------------------------------------------------------------------------
7/21/2003         Sale                            1,300              $19.164100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Date              Transaction          Number of Shares         Price per share
--------------------------------------------------------------------------------
7/22/2003         Purchase                        1,700              $19.015000
--------------------------------------------------------------------------------
7/22/2003         Sale                            2,100              $19.054105
--------------------------------------------------------------------------------
7/22/2003         Sale                           97,500              $19.152702
--------------------------------------------------------------------------------
7/23/2003         Purchase                        7,300              $19.429000
--------------------------------------------------------------------------------
7/23/2003         Sale                           15,000              $19.419090
--------------------------------------------------------------------------------
7/23/2003         Sale                           18,600              $19.269097
--------------------------------------------------------------------------------
7/23/2003         Sale                          125,000              $19.391291
--------------------------------------------------------------------------------
7/24/2003         Sale                           43,078              $19.686377
--------------------------------------------------------------------------------

The following transactions were effected by Management through its exercise of sole voting and dispositive power over the shares held through Artal.

--------------------------------------------------------------------------------
Date              Transaction           Number of Shares                  Price
--------------------------------------------------------------------------------
5/16/2003         Purchase                        85,000             $11.976800
--------------------------------------------------------------------------------
5/19/2003         Purchase                        90,000             $11.880700
--------------------------------------------------------------------------------
5/20/2003         Purchase                       100,000             $11.755400
--------------------------------------------------------------------------------
5/22/2003         Purchase                        16,900             $12.294200
--------------------------------------------------------------------------------
5/23/2003         Purchase                        15,000             $12.309400
--------------------------------------------------------------------------------
5/27/2003         Purchase                        20,000             $12.829800
--------------------------------------------------------------------------------
5/29/2003         Purchase                        15,000             $13.060600
--------------------------------------------------------------------------------
5/30/2003         Purchase                        15,000             $13.130600
--------------------------------------------------------------------------------

            (d) MF and Artal have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares reported herein that are held by Capital and Management, respectively. MF has an interest by virtue of such relationship that relates to more than 5% of the Company's Common Stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

            Exhibit 1: Certification Letter

            Exhibit 2: Agreement dated July 29, 2003

            Exhibit 3: Joint Filing Agreement dated as of July 29, 2003, by and among the Reporting Persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: July 29, 2003

                                            Durus Capital Management, LLC

                                            By: /s/ Scott Sacane
                                                ----------------
                                                Name:  Scott Sacane
                                                Title: Managing Member


                                            /s/ Scott Sacane
                                            ----------------
                                            Scott Sacane


                                            Durus Capital Management (N.A.), LLC

                                            By: /s/ Scott Sacane
                                                ----------------
                                                Name:  Scott Sacane
                                                Title: Managing Director